Exhibit 99.2

Consolidated Financial Statements
December 31, 2023 and 2022
(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in the Consolidated Financial Statements, which reflects amounts based on management’s best estimates and judgements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, management determined that as of December 31, 2023, the Company’s internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.
KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2023 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Report of Independent Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has also been audited by KPMG LLP, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns	(Signed) Paul Ferneyhough

George Burns	Paul Ferneyhough
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

February 22, 2024
Vancouver, British Columbia, Canada

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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of indicators of impairment or impairment reversal of property, plant and equipment
As discussed in Note 12 to the consolidated financial statements, the carrying value of property, plant and equipment as of December 31, 2023 was $3,755,559 thousand. As discussed in Notes 3.7 and 4(i), property, plant and equipment are reviewed each reporting for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Judgment is applied in assessing whether certain facts and circumstances are indicators of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indicators that its assets or Cash Generating Units (CGU) may be impaired. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the performance of its CGUs against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
We identified the evaluation of indicators of impairment or impairment reversal of property, plant and equipment as a critical audit matter. Significant auditor judgment was required to assess the Company’s determination of whether various internal and external factors, individually and in aggregate, result in impairment indicators or impairment reversal. Specifically, complex auditor judgment was required to assess the performance of certain CGUs against expectations, changes in estimated metal prices and the difference between the Company’s market capitalization and the carrying value of its net assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment indicator assessment process. This included a control over the Company’s assessment of the difference between its market capitalization and the carrying value of its net assets, performance of certain CGUs against expectations and changes in estimated metal prices. We analyzed the components of the Company’s market capitalization reconciliation to the carrying value of its net assets. We evaluated the reasonableness of management's conclusion with respect to the Company’s assessment of the performance of certain CGUs against expectations by considering the current and past performance of the CGUs. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the long-term metal prices by comparing to third party data, and by evaluating the difference between the Company’s market capitalization and the carrying value of its net assets by reviewing market available information.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2009.

Vancouver, Canada
February 22, 2024

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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation

Opinion on Internal Control over Financial Reporting
We have audited Eldorado Gold Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis – Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
February 22, 2024

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Note	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	7	$540,473	$279,735
Term deposits		1,136	35,000
Accounts receivable and other	8	122,778	91,113
Inventories	9	235,890	198,872
Current derivative assets	27	2,502	—
Assets held for sale	6	27,627	27,738
		930,406	632,458
Restricted cash		2,085	2,033
Deferred tax assets		14,748	14,507
Other assets	10	185,209	120,065
Non-current derivative assets	27	7,036	—
Property, plant and equipment	12	3,755,559	3,596,262
Goodwill	13	92,591	92,591
		$4,987,634	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$254,030	$191,705
Current portion of lease liabilities		5,020	4,777
Current portion of asset retirement obligations	17	4,019	3,980
Current derivative liabilities	27	279	—
Liabilities associated with assets held for sale	6	10,867	10,479
		274,215	210,941
Debt	16	636,059	494,414
Lease liabilities		12,092	12,164
Employee benefit plan obligations		10,261	8,910
Asset retirement obligations	17	125,090	105,893
Non-current derivative liabilities	27	18,843	—
Deferred income tax liabilities		399,109	424,726
		1,475,669	1,257,048
Equity
Share capital	20	3,413,365	3,241,644
Treasury stock		(19,263)	(20,454)
Contributed surplus		2,617,216	2,618,212
Accumulated other comprehensive loss		(4,751)	(42,284)
Deficit		(2,488,420)	(2,593,050)
Total equity attributable to shareholders of the Company		3,518,147	3,204,068
Attributable to non-controlling interests		(6,182)	(3,200)
		3,511,965	3,200,868
		$4,987,634	$4,457,916
Commitments and contractual obligations (Note 24)
Contingencies (Note 25)
Subsequent events (Note 17)
Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 22, 2024
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2023	December 31, 2022
Revenue
Metal sales	29	$1,008,501	$871,984

Cost of sales
Production costs	30	478,947	459,586
Depreciation and amortization		261,087	240,185
		740,034	699,771

Earnings from mine operations		268,467	172,213

Exploration and evaluation expenses		22,422	19,635
Mine standby costs	31	16,106	34,367
General and administrative expenses		39,788	37,015
Employee benefit plan expense		4,228	5,982
Share-based payments expense	21	10,195	10,744
Write-down of assets		9,719	32,499
Foreign exchange gain		(16,000)	(9,708)
Earnings from operations		182,009	41,679

Other income	18	14,195	11,802
Finance costs	18	(32,839)	(41,625)

Earnings from continuing operations before income tax		163,365	11,856
Income tax expense	19	57,575	61,224
Net earnings (loss) from continuing operations		105,790	(49,368)
Net loss from discontinued operations, net of tax	6	(4,407)	(377,485)
Net earnings (loss) for the year		$101,383	$(426,853)

Net earnings (loss) attributable to:
Shareholders of the Company		104,630	(353,824)
Non-controlling interests		(3,247)	(73,029)
Net earnings (loss) for the year		$101,383	$(426,853)

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		106,183	(49,176)
Discontinued operations		(1,553)	(304,648)
		$104,630	$(353,824)

Net loss attributable to non-controlling interest:
Continuing operations		(393)	(192)
Discontinued operations		(2,854)	(72,837)
		$(3,247)	$(73,029)

Weighted average number of shares outstanding (thousands):
Basic	32	194,448	183,446
Diluted	32	195,329	183,446

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.54	$(1.93)
Diluted earnings (loss) per share		$0.54	$(1.93)

Net earnings (loss) per share attributable to shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.55	$(0.27)
Diluted earnings (loss) per share		$0.54	$(0.27)
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2023	December 31, 2022

Net earnings (loss) for the year	$101,383	$(426,853)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities	44,437	(19,753)
Income tax expense on change in fair value of investments in marketable securities	(3,449)	—
Actuarial losses on employee benefit plans	(4,476)	(2,163)
Income tax recovery on actuarial losses on employee benefit pension plans	1,021	537
Total other comprehensive income (loss) for the year	37,533	(21,379)
Total comprehensive income (loss) for the year	$138,916	$(448,232)

Attributable to:
Shareholders of the Company	142,163	(375,203)
Non-controlling interests	(3,247)	(73,029)
	$138,916	$(448,232)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
Cash flows generated from (used in):		December 31, 2023	December 31, 2022

Operating activities
Net earnings (loss) for the year from continuing operations		$105,790	$(49,368)
Adjustments for:
Depreciation and amortization		264,325	242,393
Finance costs	18	32,839	41,625
Interest income		(17,640)	(6,763)
Unrealized foreign exchange gain		(15,167)	(2,413)
Income tax expense	19	57,575	61,224
Loss (gain) on disposal of assets	18	605	(2,959)
Unrealized loss on derivative contracts	18	9,584	—
Realized gain on derivative contracts	18	(431)	—
Write-down of assets		9,719	32,499
Share-based payments expense	21	10,195	10,744
Employee benefit plan expense		4,228	5,982
		461,622	332,964
Property reclamation payments		(3,591)	(3,202)
Employee benefit plan payments		(5,084)	(6,180)
Settlement of derivative contracts	18	431	—
Income taxes paid		(59,839)	(90,871)
Interest received		17,640	6,763
Changes in non-cash operating working capital	22	(28,282)	(28,314)
Net cash generated from operating activities of continuing operations		382,897	211,160
Net cash generated from (used in) operating activities of discontinued operations		414	(164)

Investing activities
Additions to property, plant and equipment		(401,870)	(289,853)
Capitalized interest paid		(10,782)	—
Proceeds from the sale of property, plant and equipment		1,647	4,293
Value added taxes related to mineral property expenditures		(17,906)	(30,134)
Purchase of marketable securities and investment in debt securities		(633)	(20,163)
Decrease (increase) in term deposits		33,864	(35,000)
Net cash used in investing activities of continuing operations		(395,680)	(370,857)
Net cash used in investing activities of discontinued operations		—	(33)

Financing activities
Issuance of common shares, net of issuance costs		168,664	14,101
Contributions from non-controlling interests		265	272
Proceeds from Term Facility - Commercial Loans and RRF Loans	16	166,738	—
Proceeds from Term Facility - VAT Facility	16	14,588	—
Repayments of Term Facility - VAT Facility	16	(11,328)	—
Term Facility loan financing costs	16	(22,084)	—
Term Facility commitment fees		(5,066)	—
Interest paid		(29,490)	(34,862)
Principal portion of lease liabilities		(3,968)	(6,884)
Purchase of treasury stock		(4,442)	(13,969)
Net cash generated from (used in) financing activities of continuing operations		273,877	(41,342)

Net increase (decrease) in cash and cash equivalents		261,508	(201,236)
Cash and cash equivalents - beginning of year		279,735	481,327
Cash in disposal group held for sale	6	(770)	(356)
Cash and cash equivalents - end of year		$540,473	$279,735
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2023	December 31, 2022
Share capital
Balance beginning of year		$3,241,644	$3,225,326
Shares issued upon exercise of share options		7,390	4,438
Shares issued upon exercise of performance share units		—	2,256
Transfer of contributed surplus on exercise of options		3,112	1,787
Shares issued in private placements, net of share issuance costs		59,873	—
Shares issued to the public, net of share issuance costs		101,346	7,837
Balance end of year	20	$3,413,365	$3,241,644

Treasury stock
Balance beginning of year		$(20,454)	$(10,289)
Purchase of treasury stock		(4,442)	(13,969)
Shares redeemed upon exercise of restricted share units		5,633	3,804
Balance end of year		$(19,263)	$(20,454)

Contributed surplus
Balance beginning of year		$2,618,212	$2,615,459
Share-based payment arrangements		7,749	10,600
Shares redeemed upon exercise of restricted share units		(5,633)	(3,804)
Shares redeemed upon exercise of performance share units		—	(2,256)
Transfer to share capital on exercise of options		(3,112)	(1,787)
Balance end of year		$2,617,216	$2,618,212

Accumulated other comprehensive loss
Balance beginning of year		$(42,284)	$(20,905)
Other comprehensive earnings (loss) for the year attributable to shareholders of the Company		37,533	(21,379)
Balance end of year		$(4,751)	$(42,284)

Deficit
Balance beginning of year		$(2,593,050)	$(2,239,226)
Net earnings (loss) attributable to shareholders of the Company		104,630	(353,824)
Balance end of year		$(2,488,420)	$(2,593,050)
Total equity attributable to shareholders of the Company		$3,518,147	$3,204,068

Non-controlling interests
Balance beginning of year		$(3,200)	$69,557
Loss attributable to non-controlling interests		(3,247)	(73,029)
Contributions from non-controlling interests		265	272
Balance end of year		$(6,182)	$(3,200)
Total equity		$3,511,965	$3,200,868
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The material accounting policies applied in these consolidated financial statements are presented in Note 3 and, except as described in Note 5, have been applied consistently to all years presented, unless otherwise noted.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
The consolidated financial statements were authorized for issue by the Company's Board of Directors on February 22, 2024.
(1)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies
3.1 Basis of presentation and principles of consolidation
(i)Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill.
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The material subsidiaries of the Company as at December 31, 2023 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkiye	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold Single Member S.A. ("Hellas")	Greece	100%	Olympias Mine Stratoni Mine Skouries Project
Eldorado Gold (Québec) Inc.	Canada	100%	Lamaque Complex
Thracean Gold Mining SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project
Deva Gold SA ("Deva") (1)	Romania	80.5%	Certej Project
(1) In October 2022, the Certej project was reclassified to assets held for sale (Note 6).

(ii) Discontinued operations
Discontinued operations are presented in the consolidated statements of operations as a separate line.
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statements of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.

(2)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
(iv)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
3.2 Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of Eldorado’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.
(ii)    Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of operations.
3.3 Property, plant and equipment
(i)    Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statements of operations.
(ii)    Property, plant and equipment
Property, plant and equipment includes expenditures incurred on properties under development, significant payments related to the acquisition of land, mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets. Proceeds from selling items before the related item of property, plant and equipment is available for use is recognized in profit or loss, together with the costs of producing those items.
(iii)    Deferred stripping costs
Stripping costs incurred during the production phase of a surface mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping).
(3)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.3 Property, plant and equipment (continued)
(iv)    Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method. Under this method, capitalized costs are multiplied by the number of tonnes mined, and divided by the estimated recoverable tonnes contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted over the life of the mine.
Management reviews the estimated total recoverable tonnes contained in reserves and resources annually, and when events and circumstances indicate that such a review should be made. To reflect the pattern in which each asset's future economic benefits are expected to be consumed based on current mine plans, inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted, and the amounts of highly probable inferred resources are significant. Changes to estimated total recoverable tonnes contained in reserves and resources are accounted for prospectively.
Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate. Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets. Where components of an asset have a different useful life and the cost of the component is significant to the total cost of the asset, depreciation is calculated on each separate component. Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.
Assets under construction are capitalized as capital works in progress until the asset is available for use. Capital works in progress are not depreciated. Depreciation commences once the asset is complete and available for use. Certain mineral property, exploration and evaluation expenditures are capitalized and are not subject to depreciation until the property is ready for its intended use.
(v)    Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized and the carrying value of the replaced asset or part of an asset is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.
(vi)    Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. The Company has defined any period of 12 months and longer as a substantial period of time. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development. Borrowing costs are classified as cash outflows from operating activities on the statements of cash flows except for borrowing costs capitalized which are classified as investing activities.
Investment income arising on the temporary investment of proceeds from borrowings specific to qualifying assets is offset against borrowing costs being capitalized.
(vii)    Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
(4)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.4 Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. Right-of-use assets are presented in property, plant and equipment on the statements of financial position.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months at inception and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.
3.5 Exploration, evaluation and development expenditures
(i)    Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licences, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licences which are capitalized in property, plant and equipment.

(5)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.5 Exploration, evaluation and development expenditures (continued)
(ii)    Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:
▪establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;
▪determining the optimal methods of extraction and metallurgical and treatment processes;
▪studies related to surveying, transportation and infrastructure requirements;
▪permitting activities; and
▪economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, pre-feasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support the probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected that the technical feasibility and commercial viability of extraction of the mineral resource can be demonstrated considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:
▪There is a probable future benefit that will contribute to future cash inflows;
▪The Company can obtain the benefit and control access to it; and
▪The transaction or event giving rise to the benefit has already occurred.
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine. On such date, capitalized evaluation costs are assessed for impairment and reclassified to development costs.
(iii)    Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and processing facilities.
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Before such date, sales proceeds and their related production costs from the mine construction project are recognized in profit or loss. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include, but are not limited to, the following:
▪the level of capital expenditures compared to construction cost estimates;
▪the completion of a reasonable period of testing of mine plant and equipment;
▪the ability to produce minerals in saleable form (within specification); and
▪the ability to sustain ongoing production of minerals.
(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.6 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment losses on goodwill are not reversed.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a reorganization, the goodwill is reallocated to the units affected.
3.7 Impairment of non-financial assets
Non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired. An impairment charge is reversed through the consolidated statements of operations only to the extent of the asset’s or CGU’s carrying amount that would have been determined net of applicable depreciation, had no impairment loss been recognized.

(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.8 Financial assets
(i)    Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statements of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statements of operations in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). There is no subsequent reclassification of fair value gains and losses to net earnings (loss) following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any provisions for credit losses.
(ii)    Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12-month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statements of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).
(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.9 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. Derivatives embedded in financial liability contracts are recognized separately if they are not closely related to the host contract. Derivatives, including embedded derivatives from financial liability contracts, are recorded on the statements of financial position at fair value and the unrealized gains and losses are recognized in the consolidated statements of operations. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated statements of operations.
3.10 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
(i)    Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.
Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses. A write-down is recorded when the carrying value of inventory is higher than its net realizable value.
(ii)     Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realizable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
3.11 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate where the amount receivable is finalized on settlement date based on the underlying commodity price. Settlement receivables are classified as fair value through profit and loss and are recorded at each reporting period at fair value based on forward metal prices. Changes in fair value of settlements receivable are recorded in revenue.

(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.12 Debt and borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs at which time, these transaction costs are included in the carrying value of the amount drawn on the facility and amortized using the effective interest rate method. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period the loan facility to which it relates is available to the Company.
3.13 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.
Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not recorded if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss or on temporary differences relating to the investment in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(10)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.14 Share-based payment arrangements
Share-based payment arrangements related to stock option awards, deferred share units, equity settled restricted share units and performance share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. For equity settled performance share units with market based vesting conditions, compensation expense is measured based on the fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
The fair value of the options, restricted share units, performance share units and deferred units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest.
3.15 Asset retirement obligations
A provision is made for mine restoration and rehabilitation when an obligation is incurred. The provision is recognized as a liability with the corresponding cost included in the asset to which the obligation relates. At each reporting date the asset retirement obligation is remeasured to reflect changes in discount rates, and the timing or amount of the costs to be incurred.
The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of asset retirement obligations. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activities.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the consolidated statements of financial position by adjusting both the asset retirement obligation and related assets. Such changes result in changes in future depreciation and financial charges. Changes to the estimated future costs for sites that are closed, inactive, or where the related asset no longer exists, are recognized in the consolidated statements of operations.
3.16 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.

(11)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.17 Revenue recognition
Revenue is generated from the production and sale of doré, bullion and metals in concentrate. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of doré, bullion and metals in concentrates is measured based on the consideration specified in the contract with the customer. The Company recognizes revenue when it transfers control of the product to the customer and has a present right to payment for the product.
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized when the product is considered to be physically delivered to the customer under the terms of the customer contract. This is typically when the concentrate has been placed on board a vessel for shipment or delivered to a location specified by the customer.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metal's forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlement receivable are recorded in revenue separate from revenue from contracts with customers.
Provisional invoices for metals in concentrate sales are typically issued shortly after or on the passage of control of the product to the customer and the Company receives 90% - 95% of the provisional invoice at that time. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The Company sells doré directly to refiners, or, refiners may receive doré from the Company to refine the materials on the Company’s behalf and arrange for sale of the refined metal.
In the Turkiye operating segment, refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
In the Canada segment, doré and refined metals are sold at spot prices with sales proceeds collected within several days of the sales transaction. Control is typically transferred to the customer and revenue recognized upon delivery to a location specified by the customer.
3.18 Finance income and expenses
Finance income includes interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in the consolidated statements of operations, using the effective interest method.
Finance expenses include borrowing costs, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in the consolidated statements of operations using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
3. Material accounting policies (continued)
3.19 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options, restricted share units and performance share units granted to employees.

4. Judgements and estimation uncertainty
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
Judgment is applied in assessing whether certain facts and circumstances are indicators of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the performance of its CGUs against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
(i) Valuation of property, plant and equipment and goodwill (continued)
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statements of operations and the carrying value of the asset retirement obligation.
(ii) Inventory
Inventories are measured at the lower of weighted average cost and net realizable value. The determination of net realizable value involves the use of estimates. The net realizable value of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The net realizable value of inventories is assessed at the end of each reporting period. Changes in the estimates of net realizable value may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statements of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(iv) Current and deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statements of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
(iv) Current and deferred taxes (continued)
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.

5. Adoption of new accounting standards
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2023:
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies
In February 2021, the IASB published a narrow scope amendment to IAS 1 'Presentation of Financial Statements' and IFRS Practice Statement 2. The amendments replace all instances of the term 'significant accounting policies' with 'material accounting policy information', requiring companies to disclose their material accounting policies rather than their significant accounting policies. The amendments define what is 'material accounting information' (being information that, when considered together with other information included in an entity's financial statements, can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. The amendments apply for annual reporting periods beginning on or after January 1, 2023, and applied prospectively. The Company adopted these amendments, which did not result in any changes to the Company's accounting policies themselves, however they impacted the accounting policy information disclosed in the Company's consolidated financial statements. The Company's material accounting policies are disclosed in Note 3.
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income Taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. As a result, companies need to recognize a deferred tax asset and a deferred tax liability for these temporary differences arising on initial recognition. The amendment applies for annual reporting periods beginning on or after January 1, 2023, and applied retrospectively. The Company previously accounted for deferred tax assets and deferred tax liabilities on leases and asset retirement obligations resulting in the same outcome as under the amendments. Therefore, there was no material impact on the consolidated financial statements from the adoption of this amendment.
Amendments to IAS 12: International Tax Reform - Pillar Two Model Rules
In May 2023, the IASB issued 'International Tax Reform - Pillar Two Model Rules' which amends the scope of IAS 12 to clarify that the standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by The Organization for Economic Cooperation and Development (OECD), including tax law that implements qualified domestic minimum top up taxes described in those rules. The Company has adopted the amendment to IAS 12 in the current year. There was no material impact on the consolidated financial statements from the adoption of this amendment. Refer to Note 19 for further information.

(15)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
5. Adoption of new accounting standards (continued)
(b) New standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of Financial Statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.
Non-current liabilities with covenants
In October 2022, the IASB published a narrow scope amendment to IAS 1 Presentation of Financial Statements. After reconsidering certain aspects of the 2020 amendments, noted above in 'Classification of liabilities as current or non-current', the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the Company must comply after the reporting date do not affect a liability’s classification at that date. The amendment is effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company has considered the amendment and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.

(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
6. Disposal group held for sale and discontinued operations
Certej project
On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. While the agreement expired on March 24, 2023, the Company is committed to a plan to sell the Certej project. The Company has initiated an active program to locate a buyer. The Certej project has been actively marketed for sale at a price that is reasonable in relation to its current fair value and the Company expects the sale to qualify for recognition as a completed sale within one year.
As at December 31, 2023, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	December 31, 2023	December 31, 2022

Cash	$770	$356
Accounts receivable and other	1,276	1,150
Inventories	1,586	1,501
Property, plant, and equipment	23,995	24,731
Assets held for sale	$27,627	$27,738

Accounts payable and accrued liabilities	$(228)	$(168)
Asset retirement obligations	(10,639)	(10,311)
Liabilities associated with assets held for sale	$(10,867)	$(10,479)
During the year ended December 31, 2022, the Company recorded an impairment of $394,723 ($374,684 net of deferred tax) on the Certej project. The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.
The results from operations of the Romanian reporting segment include:

	Year ended December 31,
	2023	2022

Expenses	$(4,407)	$(2,801)
Impairment of property and equipment	—	(394,723)
Loss from operations	(4,407)	(397,524)
Income tax recovery	—	(20,039)
Loss from discontinued operations, net of tax	$(4,407)	$(377,485)

Loss from discontinued operations attributable to shareholders of the Company	$(1,553)	$(304,648)
Loss from discontinued operations attributable to non-controlling interest	$(2,854)	$(72,837)

Basic loss per share attributable to shareholders of the Company	$(0.01)	$(1.66)
Diluted loss per share attributable to shareholders of the Company	$(0.01)	$(1.66)

Net cash generated from operating activities of the Romanian reporting segment during the year ended December 31, 2023 was $414 (2022 – net cash used in operating activities was $164). Net cash used in investing activities of the Romanian reporting segment during the year end December 31, 2023 was nil (2022 – $33).
(17)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
7. Cash and cash equivalents

	December 31, 2023	December 31, 2022

Cash	$539,536	$276,734
Short-term bank deposits	937	3,001
	$540,473	$279,735

As at December 31, 2023, €86,781 ($95,893) of cash and cash equivalents are proceeds from the Term Facility (Note 16(a)) and are designated for the construction of the Skouries project and to fund reimbursable value added tax expenditures relating to the Skouries project.

8. Accounts receivable and other

	December 31, 2023	December 31, 2022

Trade receivables	$49,387	$33,746
Value added tax and other taxes recoverable	29,465	19,679
Other receivables and advances	21,097	13,610
Prepaid expenses and deposits	19,997	23,940
Investment in marketable securities and debt securities	2,832	138
	$122,778	$91,113

9. Inventories

	December 31, 2023	December 31, 2022

Ore stockpiles	$9,856	$10,521
In-process inventory and finished goods	102,884	67,261
Materials and supplies	123,150	121,090
	$235,890	$198,872
In 2023, inventories of $404,734 (2022 – $389,710) were recognized as an expense during the year and included in cost of sales.

10. Other assets

	December 31, 2023	December 31, 2022

Long-term value added tax and other taxes recoverable	$74,495	$55,394
Prepaid forestry fees	1,403	1,403
Prepaid loan costs	3,175	1,487
Investment in marketable securities and debt securities	105,966	61,611
Other	170	170
	$185,209	$120,065

(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
11. Non-controlling interests
The following table summarizes the information relating to Deva, a subsidiary of the Company with a material non-controlling interest (“NCI”). The amounts disclosed are based on those included in the consolidated financial statements before inter-company eliminations.

	December 31, 2023	December 31, 2022
NCI percentage	19.5%	19.5%

Current assets	$2,721	$2,537
Non-current assets	22,095	22,831
Current liabilities	(228)	(154)
Non-current liabilities	(170,070)	(156,057)
Net liabilities	$(145,482)	$(130,843)

Net liabilities allocated to NCI	$(28,369)	$(25,514)

Cash flows used in operating activities	$(2,981)	$(3,095)
Cash flows used in investing activities	—	(33)
Cash flows generated from financing activities	2,954	2,958
Net decrease in cash and cash equivalents	$(27)	$(170)

Net loss and comprehensive loss	$(14,638)	$(373,522)
Net loss allocated to NCI	$(2,854)	$(72,837)

Net loss allocated to NCI in the consolidated statements of operations includes $2,854 related to Deva (2022 – net loss of $72,837) and net loss of $393 related to non-material subsidiaries (2022 – net loss of $192).
The carrying value of the NCI related to Deva is $(8,397) (2022 – $(5,543)) and the carrying value of non-material subsidiaries is $2,215 (2022 – $2,343).
Deva is included in the Romanian reporting segment which is presented as a disposal group held for sale at December 31, 2023. Net loss attributable to Deva is presented as discontinued operations for the years ended December 31, 2023 and 2022 (Note 6).
(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
12. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties	Pre-development properties	Total
Cost
Balance at January 1, 2022	$233,262	$2,568,179	$109,813	$3,580,743	$672,605	$7,164,602
Additions/transfers	7,420	21,901	181,216	84,065	(3,139)	291,463
(Write-down) recovery of assets	(44)	(37,264)	(343)	225	(906)	(38,332)
Other movements/transfers	4,691	77,274	(167,081)	86,821	—	1,705
Assets reclassified as held for sale	—	—	—	—	(425,587)	(425,587)
Disposals	(1,997)	(6,357)	—	(12)	(272)	(8,638)
Balance at December 31, 2022	$243,332	$2,623,733	$123,605	$3,751,842	$242,701	$6,985,213

Balance at January 1, 2023	$243,332	$2,623,733	$123,605	$3,751,842	$242,701	$6,985,213
Additions/transfers	2,034	43,352	158,430	225,664	25	429,505
Write-down of assets	—	—	—	(3,183)	—	(3,183)
Other movements/transfers	12,311	100,710	(168,761)	51,269	—	(4,471)
Assets reclassified as held for sale	—	—	—	—	217	217
Disposals	(197)	(3,382)	(731)	(126)	(118)	(4,554)
Capitalized interest	—	—	—	17,087	—	17,087
Balance at December 31, 2023	$257,480	$2,764,413	$112,543	$4,042,553	$242,825	$7,419,814

Accumulated depreciation
Balance at January 1, 2022	$(77,084)	$(1,273,204)	$—	$(1,801,647)	$(9,456)	$(3,161,391)
Depreciation for the year	(14,303)	(139,188)	—	(96,999)	—	(250,490)
Recovery of assets	—	12,475	—	—	—	12,475
Impairment	—	—	—	—	(394,723)	(394,723)
Other movements	261	(1,752)	—	(820)	(654)	(2,965)
Assets reclassified as held for sale	—	—	—	—	400,856	400,856
Disposals	1,491	5,542	—	—	254	7,287
Balance at December 31, 2022	$(89,635)	$(1,396,127)	$—	$(1,899,466)	$(3,723)	$(3,388,951)

Balance at January 1, 2023	$(89,635)	$(1,396,127)	$—	$(1,899,466)	$(3,723)	$(3,388,951)
Depreciation for the year	(21,540)	(143,008)	—	(109,740)	—	(274,288)
Other movements	(106)	(2,387)	—	(676)	(27)	(3,196)
Assets reclassified as held for sale	—	—	—	—	(39)	(39)
Disposals	144	2,035	—	1	39	2,219
Balance at December 31, 2023	$(111,137)	$(1,539,487)	$—	$(2,009,881)	$(3,750)	$(3,664,255)

Carrying amounts
At January 1, 2022	$156,178	$1,294,975	$109,813	$1,779,096	$663,149	$4,003,211
At December 31, 2022	$153,697	$1,227,606	$123,605	$1,852,376	$238,978	$3,596,262
Balance at December 31, 2023	$146,343	$1,224,926	$112,543	$2,032,672	$239,075	$3,755,559

(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
13. Goodwill
As of December 31, 2023 all goodwill relates to the Lamaque Complex ("Lamaque") CGU. Goodwill is tested for impairment annually on December 31 and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. The recoverable amount of the Lamaque CGU is based on the net present value of future cash flows expected to be derived from the CGU. The recoverable amount used by the Company represents the CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
The significant assumptions used for determining the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2038. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

	2023	2022

Gold price ($/oz)	$1,900 - $1,700	$1,725 - $1,600
Real discount rate	6.25% - 7.25%	6.00% - 7.00%

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount as at December 31, 2023 by approximately $164 million. Impairment would result from a decrease in the long-term gold price of $150 per ounce, or an increase in operating expenditures by 16% with all other assumptions being kept consistent.
(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
14. Leases and right-of-use assets
As a lessee, the Company leases various assets including mobile mine equipment, offices and properties. These right-of-use assets are presented as property, plant and equipment.

	Right-of-use Land and buildings	Right-of-use Plant and equipment	Total
Cost
Opening balance at January 1, 2022	$14,616	$35,237	$49,853
Additions	—	2,807	2,807
Disposals	—	(178)	(178)
Transfers and other movements	64	(17,649)	(17,585)
Balance at December 31, 2022	$14,680	$20,217	$34,897
Additions	479	3,254	3,733
Disposals	(170)	(101)	(271)
Transfers and other movements	977	(593)	384
Balance at December 31, 2023	$15,966	$22,777	$38,743

Accumulated depreciation
Opening balance at January 1, 2022	$(3,391)	$(16,389)	$(19,780)
Depreciation for the year	(1,321)	(4,198)	(5,519)
Disposals	—	155	155
Transfers and other movements	320	11,770	12,090
Balance at December 31, 2022	$(4,392)	$(8,662)	$(13,054)
Depreciation for the year	(1,529)	(2,575)	(4,104)
Disposals	131	43	174
Transfers and other movements	(90)	944	854
Balance at December 31, 2023	$(5,880)	$(10,250)	$(16,130)

Right-of-use assets, net carrying amount at December 31, 2022	$10,288	$11,555	$21,843
Right-of-use assets, net carrying amount at December 31, 2023	$10,086	$12,527	$22,613

Interest expense on lease liabilities is disclosed in Note 18(b) and the cash payments for the principal portion of lease liabilities is presented within financing activities in the Consolidated Statements of Cash Flows. The Company's future obligations related to lease liabilities are disclosed in Note 24.
15. Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022

Trade payables	$93,325	$74,907
Taxes payable	23,946	4,123
Accrued expenses	127,816	112,675
Deferred revenue	8,943	—
	$254,030	$191,705
(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
16. Debt

	December 31, 2023	December 31, 2022
Senior notes due 2029, net of unamortized transaction fees of $5,325 (2022 – $6,077) and initial redemption option of $3,652	$498,326	$498,090
Redemption option derivative asset	(5,635)	(3,676)
Term Facility commercial loans, net of unamortized transaction fees of $15,490	100,890	—
Term Facility RRF loans, net of unamortized transaction fees of $6,037	39,209	—
Term Facility revolving VAT facility	3,269	—
	$636,059	$494,414

	2023		2022
	Senior notes due 2029	Term Facility	Senior notes due 2029

Balance beginning of year	$494,414	$—	$489,763

Financing cash flows related to debt:
Proceeds from Term Facility commercial loans	—	114,602	—
Proceeds from Term Facility RRF loans	—	52,136	—
Proceeds from Term Facility revolving VAT facility	—	14,588	—
Repayment of Term Facility revolving VAT facility	—	(11,328)	—
Interest paid	(31,250)	(3,655)	(31,250)
Debt transaction costs	—	(22,084)	—
Total financing cash flows related to debt	$(31,250)	$144,259	$(31,250)

	$463,164	$144,259	$458,513

Non-cash changes recorded in debt:
Interest incurred	31,486	4,526	31,472
Change in fair value of redemption option derivative asset relating to senior notes due 2029	(1,959)	—	4,429
Recording RRF loans at fair value on initial recognition	—	(8,016)	—
Foreign exchange losses	—	2,599	—
Balance end of year	$492,691	$143,368	$494,414
(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
16. Debt (continued)
(a) Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, the Company completed the €680,400 Term Facility for the development of the Skouries project in Northern Greece. The Term Facility includes €200,000 of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30,000 revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries project and the Hellas operating assets.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €126,211 ($139,463) as at December 31, 2023, issued under the Company's $250,000 amended and restated fourth senior secured credit facility (the "Fourth ARCA") (Note 16(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
The Term Facility includes the following components:
i.€480,400 commercial loans at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 27(e)).
ii.€100,000 initial RRF loans at a fixed interest rate of 3.04% for the term of the facility.
iii.€100,000 additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
In the year ended December 31, 2023, the Company completed four drawdowns on the Term Facility totalling €153,236 ($166,738), including €105,322 ($114,602) of commercial loans and €47,914 ($52,136) from the RRF loans. Additionally, during the year ended December 31, 2023, the Company completed drawdowns on the VAT revolving credit facility totalling €13,464 ($14,588) and repaid €10,505 ($11,328).
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 27(d),(e),(f)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026, or three months following completion of the Skouries project. There is a deferral option, which if exercised, will extend drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries project.
Repayment of the commercial loans, the RRF loans, and the Contingent Overrun Facility will commence on June 30, 2026, with 14 semi-annual installments, through to December 31, 2032. If the deferral option is exercised, repayment will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at December 31, 2023.
As at December 31, 2023, €86,781 ($95,893) of cash and cash equivalents are proceeds from the Term Facility and are designated for the use of constructing the Skouries project and to fund reimbursable VAT expenditures relating to the Skouries project.

(24)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
16. Debt (continued)
(b) Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Québec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes are redeemable by the Company in whole or in part, for cash:
i.At any time prior to September 1, 2024, at a redemption price equal to 100% of the aggregate principal amount of the senior notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to September 1, 2024, discounted at the treasury yield plus 50 basis points.
ii.At any time prior to September 1, 2024, up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.25% of the aggregate principal amount of the senior notes redeemed, plus accrued and unpaid interest.
iii.On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior notes:
September 1, 2024     103.125%
September 1, 2025     101.563%
September 1, 2026 and thereafter     100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $4,806 on initial recognition of the senior notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The increase in fair value in the year ended December 31, 2023 is $1,959, which is recognized in finance costs (Note 18(b)).
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at December 31, 2023.
The fair market value of the senior notes as at December 31, 2023 is $471,600.
(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
16. Debt (continued)
(c) Senior Secured Credit Facility
On October 15, 2021, the Company executed a $250 million amended and restated fourth senior secured credit facility (the "Fourth ARCA") with an option to increase the available credit by $100 million through the accordion feature, and with a maturity date of October 15, 2025. The Fourth ARCA replaced a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA").
The Fourth ARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, or sell material assets. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants as at December 31, 2023.
The Fourth ARCA is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Québec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag, Eldorado Gold (Netherlands) BV and Eldorado Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
Under the Fourth ARCA, the revolving credit facility bears interest at the Secured Overnight Financing Rate ("SOFR") loan rate plus a SOFR adjustment of 0.10% for a one month’s duration, 0.15% for a three-months’ duration, and 0.25% for a six-months’ duration for amounts drawn, plus a margin of 2.125% - 3.25% for amounts drawn. The undrawn portion of the facility incurs standby fees of 0.47813% - 0.73125% while the letters of credit not secured under the revolving credit facility bear interest at 0.90% - 1.33%. In each case, interest or fees are dependent on a net leverage ratio pricing grid.
In September 2022, the Fourth ARCA was amended to, replace the London Inter-Bank Offered Rate with a benchmark rate based on the SOFR; permit the revolving credit facility to be used to provide a bank-issued letter of credit ("Project Letter of Credit") in favour of the lenders under the Term Facility; and introduce Euro availability for the Project Letter of Credit.
As at December 31, 2023 the Company’s current interest charges and fees are as follows: SOFR loan rate plus a SOFR adjustment of 0.10% for a one month’s duration, 0.15% for a three-months’ duration, and 0.25% for a six-months’ duration, plus a margin of 2.125% on any amounts drawn from the revolving credit facility and standby fees of 0.47813% on the available and undrawn portion of the revolving credit facility. The fees on the €126,211 and CDN $426 letters of credit secured by the revolving credit facility are 2.125% plus a fronting fee of 0.25%. The fee on the €58,216 letter of credit secured by the revolving credit facility is 0.90%.
As at December 31, 2023, the Company has letters of credit outstanding in Greece and Canada of €126,211, €58,216 and CDN $426, totaling $204,280 (December 31, 2022 – €58,216 and CDN $426, totaling $62,664). The €58,216 and CDN $426 letters of credit were issued to secure certain obligations in connection with the Company's operations.
(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
17. Asset retirement obligations

	Turkiye	Canada	Greece	Romania	Total

At January 1, 2023	$54,521	$14,215	$41,137	$—	$109,873
Accretion during the year (1)	2,224	336	1,731	427	4,718
Revisions to estimate	20,095	757	(2,316)	(99)	18,437
Settlements	(483)	—	(3,108)	—	(3,591)
Reclassified to liabilities associated with assets held for sale	—	—	—	(328)	(328)
At December 31, 2023	$76,357	$15,308	$37,444	$—	$129,109
Less: Current liability portion	—	—	(4,019)	—	(4,019)
Non-current liability portion	$76,357	$15,308	$33,425	$—	$125,090

Estimated undiscounted amount	$127,181	$20,757	$64,771	$—	$212,709

	Turkiye	Canada	Greece	Romania	Total

At January 1, 2022	$54,594	$15,838	$51,535	$13,488	$135,455
Accretion during the year (1)	965	144	871	262	2,242
Revisions to estimate	161	(1,767)	(9,266)	(3,439)	(14,311)
Settlements	(1,199)	—	(2,003)	—	(3,202)
Reclassified to liabilities associated with assets held for sale	—	—	—	(10,311)	(10,311)
At December 31, 2022	$54,521	$14,215	$41,137	$—	$109,873
Less: Current liability portion	—	—	(3,980)	—	(3,980)
Non-current liability portion	$54,521	$14,215	$37,157	$—	$105,893

Estimated undiscounted amount	$92,673	$20,022	$72,973	$—	$185,668
(1) Accretion expense for the Romanian reporting segment has been reclassified to loss from discontinued operations for the years ended December 31, 2023 and 2022 (Note 6).

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of cash flows in respect of each provision is based on the estimated life of the related mining operation.
(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
17. Asset retirement obligations (continued)
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkiye	Canada	Greece	Romania
	%	%	%	%
At December 31, 2023
Inflation rate	2.5 to 3.2	3.2	2.3 to 2.5	2.5
Discount rate	3.9	3.9	4.0 to 4.2	4.2

At December 31, 2022
Inflation rate	2.3 to 3.1	2.6	2.4 to 2.8	2.5
Discount rate	4.0 to 4.1	3.9	4.1 to 4.4	4.1

The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with mining operations and projects under development. U.S. Treasury bond rates have been used for all of the mining operations and projects under development as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on estimated U.S. inflation rates.
In relation to the asset retirement obligations in Greece and Canada, the Company has the following:
(a)A €50,000 Letter of Guarantee to the Ministry of Environment and Energy and Climate Change ("MEECC") as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Olympias, Stratoni and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. Subsequent to year-end, this Letter of Guarantee was amended for a 15-year term to May 27, 2038, and has an annual fee of 102 basis points.
(b)A €7,500 Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Olympias, Stratoni and Skouries). Subsequent to year-end, this Letter of Guarantee was amended for a 15-year term to May 27, 2038, and has an annual fee of 107 basis points.
(c)Restricted cash of $2,027 (2022 – $1,979) relates to an environmental guarantee deposit posted as security for rehabilitation works primarily in relation to Lamaque.

(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
18. Other income (expense) and finance costs (gains)

(a) Other income (expense)	December 31, 2023	December 31, 2022

Interest income and other	$23,953	$8,856
(Loss) gain on disposal of assets	(605)	2,959
Unrealized loss on derivative instruments	(9,584)	—
Realized gain on derivative instruments	431	—
Asset retirement obligation provision for closed facility	—	(13)
	$14,195	$11,802

(b) Finance costs (gains)	December 31, 2023	December 31, 2022

Interest cost on senior notes due 2029 (Note 16)	$31,486	$31,385
Interest cost on Term Facility (Note 16)	4,526	—
Other interest and financing costs	9,835	2,189
(Gain) loss on redemption option derivative (Note 16)	(1,959)	4,429
Interest expense on lease liabilities	1,747	1,642
Asset retirement obligation accretion	4,291	1,980
Total finance costs	$49,926	$41,625
Less: capitalized interest	(17,087)	—
	$32,839	$41,625

(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
19. Income taxes
Total income tax expense consists of:

	2023	2022

Current tax expense	$85,804	$69,701
Deferred tax recovery	(28,229)	(8,477)
	$57,575	$61,224

Income tax expense attributable to each geographical jurisdiction for the Company is as follows:

	2023	2022

Turkiye	$42,471	$30,366
Canada	30,491	16,934
Greece	(15,387)	13,924
	$57,575	$61,224

The key factors affecting income tax expense for the years are as follows:

	2023	2022

Earnings from continuing operations before income tax	$163,365	$11,856
Canadian statutory tax rate	27%	27%

Tax expense on net earnings at Canadian statutory tax rate	$44,109	$3,201

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	1,143	1,032
Turkish fixed asset revaluation	(4,528)	—
Increase (decrease) in Turkish income tax rate	22,589	(4,755)
Turkish investment tax credits	(17,473)	(9,958)
Québec mineral tax	22,518	12,539
Non-tax effected temporary differences and operating losses	(4,383)	1,910
Non-deductible expenses and non-taxable income	(96)	9,194
Flow-through share renouncement	3,500	4,388
Turkish earthquake relief tax	4,348	—
Turkish inflation benefit	(59,361)	(18,048)
Foreign exchange related to the weakening of the Turkish Lira	51,205	26,619
Foreign exchange and other translation adjustments	(9,608)	14,079
Future and current withholding tax on foreign income dividends	6,723	19,993
Other	(3,111)	1,030
Income tax expense	$57,575	$61,224
(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)
On July 15, 2023, Turkiye enacted an income tax rate increase from 20% to 25% for general income, from 19% to 24% for certain manufacturing activities (including mining), and from 19% to 20% for export income. The rate increases were applicable retroactively to January 1, 2023. The rate change resulted in $8,200 current tax expense and $22,589 deferred tax expense recognized in Q3 2023.
On December 31, 2023, Turkiye announced application of hyperinflation accounting for the year ended December 31, 2023. This resulted in a $59,361 reduction to the ending deferred tax liability and a corresponding deferred tax recovery for Q4 2023.
On January 22, 2022 a decrease in the corporate income tax rate in Turkiye was enacted for certain qualifying corporations on specified income. The corporate income tax rate reduced from 23% to 22% in 2022 and will reduce from 20% to 19% in 2023 onwards. The reduction is effective retroactively from January 1, 2022 and onwards. The opening deferred tax liability and the deferred tax expense for the year ended December 31, 2022 were reduced by $4,755 for the year ended December 31, 2022 due to the tax rate reduction.
The change in the Company’s net deferred tax position was as follows:

	2023	2022
Net deferred income tax liability
Balance at January 1,	$410,219	$439,195
Deferred income tax recovery in the statements of operations	(28,229)	(8,477)
Deferred tax recovery related to discontinued operations	—	(20,039)
Deferred tax expense (recovery) in the consolidated statements of other comprehensive income	2,371	(460)
Balance at December 31,	$384,361	$410,219

The composition of the Company’s net deferred income tax assets and liabilities and deferred tax expense (recovery) is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Expense (Recovery)
	2023	2022	2023	2022	2023	2022

Property, plant and equipment	$—	$—	$419,824	$446,695	$(26,871)	$(44,173)
Loss carryforwards	14,748	17,532	—	—	2,784	1,634
Liabilities	45,618	27,960	—	—	(17,658)	6,052
Future withholding taxes	—	—	5,355	5,555	(200)	5,555
Other items	—	—	19,548	3,461	13,716	2,416
	$60,366	$45,492	$444,727	$455,711	$(28,229)	$(28,516)
Less: discontinued operations	—	—	—	—	—	20,039
Balance at December 31,	$60,366	$45,492	$444,727	$455,711	$(28,229)	$(8,477)

Unrecognized deferred tax assets	2023	2022

Tax losses	$218,615	$191,448
Other deductible temporary differences	86,864	99,835
	$305,479	$291,283

(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)
Unrecognized tax losses
The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. Cumulative losses with a deferred tax benefit of $218,615 (2022 – $191,448) have not been recognized. The gross amount of tax losses for which no deferred tax asset was recognized expire as follows:

	2023	Expiry date	2022	Expiry date

Canadian net operating loss carryforwards	$464,761	2030-2043	$448,935	2029-2042
Canadian capital losses	258,795	none	229,146	none
Greek net operating loss carryforwards	182,444	2024-2028	177,188	2023-2027
Romanian net operating loss carryforwards	6,811	2024-2030	1,837	2023-2029

Deductible temporary differences
At December 31, 2023, the Company had deductible temporary differences for which deferred tax assets of $86,864 (2022 – $99,835) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2023, these earnings amount to $958,595 (2022 – $895,198). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.
Other factors affecting taxation
During 2023, deferred tax expense of $29,250 (2022 – $35,863) was recognized due to the net decrease in the value of future tax deductions as a result of foreign exchange movements. Of this expense, $38,421 was due to the weakening of the Turkish lira against the U.S. dollar. This expense was partially offset by a $9,160 recovery due to the strengthening of the Euro against the U.S. dollar. The Company expects that any future significant foreign exchange movements in the Turkish Lira or Euro in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.
Global minimum top-up tax
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates. The legislation will be effective for the Company’s financial year beginning January 1, 2024. The Company has performed an assessment of the Company’s potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the assessment performed, the transitional CbCR safe harbour rules apply in all jurisdictions in which the Company operates and management is not currently aware of any circumstances under which this might change. Therefore, based on the most recent information available, the Company does not expect a potential material exposure to Pillar Two top-up taxes.
The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and would account for it as a current tax in the unlikely event that this would be incurred.

(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
20. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.
On June 14, 2023, the Company completed a private placement with EBRD consisting of 6,269,231 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $81,500 ($61,292). These proceeds (net of transaction costs of $1.4 million) are invested in the Skouries project, and have been credited against the Company's 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.
On June 7, 2023, the Company completed a bought deal prospectus offering of 10,400,000 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $135,200 ($101,076).
On June 6, 2023, the Company completed a private placement of 390,900 common shares at a price of CDN $19.18 per share for proceeds of CDN $7,498; and a private placement of 290,000 common shares at a price of CDN $17.24 per share for proceeds of CDN $4,998. The shares qualify as flow-through shares for Canadian tax purposes and were issued at premiums of CDN $6.02 per share and CDN $4.08 per share, respectively, to the closing market price of the Company's common shares at the date of issue. The combined premium of CDN $3,536 ($2,635) was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.
On March 14, 2022, the Company completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8,000 ($6,378), which will be used to fund continued exploration. On the same date, the Company also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4,000 ($3,189), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue. The premium of $1,880 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
In March 2022, the warrant holders of Eldorado Gold (Québec) Inc. (formerly QMX Gold Corporation) exercised 1,250,000 warrants that were issued and outstanding prior to the closing of the arrangement between the Company and QMX Gold Corporation on April 7, 2021, which resulted in the Company issuing 19,037 common shares in April 2022 in relation to this exercise. The remaining 500,000 warrants outstanding of Eldorado Gold (Québec) Inc. expired during the first quarter of 2022.

	2023		2022
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	184,800,571	$3,241,644	182,673,118	$3,225,326
Shares issued upon exercise of share options	987,649	7,390	885,750	4,438
Shares issued on redemption of performance share units	—	—	528,166	2,256
Estimated fair value of share options exercised transferred from contributed surplus	—	3,112	—	1,787
Shares issued upon exercise of warrants	—	—	19,037	213
Shares issued for private placement with EBRD, net of issuance costs	6,269,231	59,873	—	—
Shares issued for bought deal offering, net of issuance costs	10,400,000	94,718	—	—
Flow-through shares issued, net of issuance costs and premium	680,900	6,628	694,500	7,624
Balance at December 31,	203,138,351	$3,413,365	184,800,571	$3,241,644
(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements
Share-based payments expense consists of:

	December 31, 2023	December 31, 2022

Share options	$2,717	$4,376
Restricted share units with no performance criteria	1,789	1,620
Restricted share units with performance criteria	480	2,545
Deferred units	2,446	144
Performance share units	2,763	2,059
	$10,195	$10,744

(i)Share option plans
The Company's incentive stock option plan (the "Plan") consists of options ("Options") which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options generally vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2023		2022
	Weighted average price CDN$	Number of options	Weighted average price CDN$	Number of options
At January 1,	$11.31	3,739,567	$11.31	4,250,763
Granted	14.74	1,054,431	13.92	1,265,672
Exercised	10.11	(987,649)	6.42	(885,750)
Expired	12.76	(127,132)	21.98	(667,980)
Forfeited	14.06	(326,474)	13.67	(223,138)
At December 31,	$12.42	3,352,743	$11.31	3,739,567

As at December 31, 2023, a total of 3,451,734 options (December 31, 2022 – 4,043,166) were available to grant under the Plan. As at December 31, 2023, 1,539,960 share purchase options (December 31, 2022 – 1,834,985) with a weighted average exercise price of CDN $10.26 (2022 – CDN $8.92) are vested and exercisable.
The weighted average market share price at the date of exercise for share options exercised in 2023 was CDN $15.73 (2022 – CDN $13.64).
During the year ended December 31, 2023, 1,054,431 (2022 – 1,265,672) share options were granted. The weighted average fair value per stock option granted was CDN $5.36 (2022 – CDN $5.64).

(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
Options outstanding are as follows:

	December 31, 2023			December 31, 2023
	Total options outstanding			Exercisable options
Range of exercise price CDN$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price CDN$	Shares	Weighted average exercise price CDN$

$5.00 to $5.99	614,951	0.16	$5.68	614,951	$5.68
$11.00 to $11.99	69,501	4.63	11.90	—	—
$12.00 to $12.99	419,227	1.84	12.90	338,968	12.90
$13.00 to $13.99	1,432,507	2.79	13.64	574,863	13.52
$14.00 to $14.99	16,766	2.23	14.60	11,178	14.60
$15.00 to $15.99	799,791	4.34	15.17	—	—

	3,352,743	2.59	$12.42	1,539,960	$10.26

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2023 and December 31, 2022 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the options.

	2023	2022
Risk-free interest rate (range)	3.2% – 4.8%	1.4% – 1.6%
Expected volatility (range)	44% – 57%	60% – 61%
Expected life (range) (years)	1.94 – 3.96	1.96 – 3.96
Expected dividends (CDN $)	—	—

(ii)Restricted share units plan
The Company has a restricted share unit plan (“RSU Plan") whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU Plan is 5,000,000. As at December 31, 2023, 762,819 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statements of financial position.
During the year ended December 31, 2023, 418,000 common shares were purchased on the open market for CDN $6,059 under an approved normal course issuer bid (December 31, 2022 – 1,421,373 common shares for CDN $17,623).

(35)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
Currently, the Company has two types of RSUs:
(a)RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
During the year ended December 31, 2023, 383,427 (2022 - 176,414) RSUs with no performance criteria were granted at an average grant-date fair value of CDN $14.74 (2022 - CDN $14.44) under the Company’s RSU plan. The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes during the years ended December 31, 2023 and December 31, 2022 is as follows:

	2023	2022
At January 1,	328,677	471,762
Granted	383,427	176,414
Redeemed	(145,598)	(294,993)
Forfeited	(85,681)	(24,506)
At December 31,	480,825	328,677

As at December 31, 2023, no RSUs are vested and exercisable (2022 – 17,371).

(b)RSU with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date, subject to achievement of predetermined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
There were no RSUs with performance criteria granted during the year ended December 31, 2023. There were 222,144 (2022 – 229,979) RSUs with performance criteria granted as a result of the performance criteria being met during the year, which were then redeemed for common shares issued from treasury stock. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the years ended December 31, 2023 and December 31, 2022 is as follows:

	2023	2022
At January 1,	566,740	908,377
Granted	222,144	229,979
Redeemed	(444,288)	(459,958)
Forfeited	(92,653)	(111,658)
At December 31,	251,943	566,740
(36)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
(iii)Deferred units plan
The Company has an independent directors deferred unit plan under which deferred units ("DU's") are granted by the Board from time to time to independent directors (“the Participants”). DU's may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “DU Redemption Date”). The participant receives a cash payment equal to the market value of such DU's as of the DU Redemption Date.
At December 31, 2023, 405,051 DU's were outstanding (2022 – 335,829) with a fair value of $5,254 (2022 – $2,803), which is included in accounts payable and accrued liabilities. The fair value was determined based on the closing share price at December 31, 2023.

(iv)Performance share units plan
The Company has a Performance Share Unit plan (the “PSU Plan") whereby performance share units ("PSUs") may be granted to senior management of the Company at the discretion of the Board of Directors. Under the PSU Plan, PSUs cliff vest on the third anniversary of the grant date (the “PSU Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria. When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the performance criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the PSU Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and are redeemed as soon as practicable after the PSU Redemption Date.
There were 421,502 PSUs granted during the year ended December 31, 2023 under the PSU Plan (December 31, 2022 – 352,837) with a fair value of CDN $22.39 per unit (December 31, 2022 – $28.66). In addition, no PSUs were granted as a result of the performance criteria being met during the year (December 31, 2022 – 264,083), which would have been redeemed for common shares. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,126,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
Movements in the PSUs during the years ended December 31, 2023 and December 31, 2022 are as follows:

	2023	2022
At January 1,	342,670	278,020
Granted	421,502	616,920
Redeemed	—	(528,166)
Forfeited	(74,997)	(24,104)
At December 31,	689,175	342,670

(37)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
22. Supplementary cash flow information

Changes in non-cash working capital:	December 31, 2023	December 31, 2022

Accounts receivable and other	$(29,337)	$(3,769)
Inventories	(33,566)	(20,552)
Accounts payable and accrued liabilities	34,621	(3,993)
	$(28,282)	$(28,314)

23. Financial risk management
23.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and metal price and global market risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(i)    Market risk
a.Foreign exchange risk
The Company operates principally in Turkiye, Canada and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company's functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, non-current assets, accounts payable and accrued liabilities and other current and non-current liabilities are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 27(f)), reducing its exposure to foreign exchange risk.
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project (Note 27(b)), reducing its exposure to foreign exchange risk.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 27(a)) at Olympias and Lamaque, respectively.
The tables below summarize Eldorado’s exposure to various currencies denominated in the foreign currency at December 31, 2023 and 2022. The tables do not include amounts denominated in U.S. dollars as at December 31, 2023.
(38)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)

	December 31, 2023

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	12,898	98,566	125,697
Accounts receivable and other	14,759	17,392	350,649
Current derivative assets	—	414	—
Other non-current assets	2,681	67,453	—
Investments in marketable securities	133,305	—	—
Accounts payable and other	(97,211)	(92,650)	(1,817,969)
Non-current derivative liabilities	—	(10,917)	—
Non-current debt - Term Facility	—	(156,194)	—
Other non-current liabilities	(13,707)	(4,652)	(201,567)
Net balance	52,725	(80,588)	(1,543,190)

Equivalent in U.S. dollars	$40,014	$(89,056)	$(52,421)

Other foreign currency net liability exposure is equivalent to $160 U.S. dollars.

	December 31, 2022

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	19,895	10,567	33,598
Accounts receivable and other	10,939	10,728	225,605
Other non-current assets	2,680	51,986	—
Investments in marketable securities	74,085	—	—
Accounts payable and other	(72,690)	(73,345)	(731,913)
Other non-current liabilities	(13,468)	(3,870)	(118,793)
Net balance	21,441	(3,934)	(591,503)

Equivalent in U.S. dollars	$16,180	$(4,271)	$(31,633)

Other foreign currency net liability exposure is equivalent to $150 U.S. dollars.

Based on the balances as at December 31, 2023, a 1% increase or decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in an increase or decrease of approximately $942 (2022 – $61) in earnings before income tax.
Based on the outstanding foreign exchange forward contracts (Note 27(f)) as at December 31, 2023, a 10% strengthening (weakening) of the Euro against the U.S. Dollar across the forward curve would result in an increase (decrease) to earnings before income tax of approximately $17 million.
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(39)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)
b.Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, changes to import taxes and political and economic conditions. The commodity price risk associated with financial instruments relates primarily with the fair value changes caused by final settlement pricing adjustments to trade receivables.
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026, based on the average applicable commodity price over the period of June 1, 2026, to June 30, 2026 (Note 27(d)).
Based on the outstanding gold commodity swap contracts (Note 27(d)) as at December 31, 2023, a $200 per ounce increase (decrease) in the gold forward curve would result in a decrease (increase) to earnings before income tax of approximately $6 million.
Based on the outstanding copper commodity swap contracts (Note 27(d)) as at December 31, 2023, a $1,000 per tonne increase (decrease) in the copper forward curve would result in a decrease (increase) to earnings before income tax of approximately $6 million.
In May 2023, the Company entered into zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 27(c)).
Based on the outstanding gold collars (Note 27(c)) as at December 31, 2023, a $200 per ounce increase (decrease) in the gold forward curve would result in a decrease (increase) to earnings before income tax of approximately $15 million ($19 million).
c.Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Borrowings under the Company's senior notes are at a fixed interest rate of 6.25%. Borrowings under the Company's revolving credit facility, if drawn, are at variable rates of interest based on SOFR and expose the Company to interest rate risk. Borrowings under the Company's Term Facility include amounts at variable rates based on 6 month EURIBOR. To reduce interest rate risk, the Company has entered into an interest rate swaps covering 70% of the variable interest rate exposure related to the Term Facility (Note 27(e)).
Based on the outstanding interest rate swaps (Note 27(e)) as at December 31, 2023, a 50 basis point increase (decrease) in the 6 month EURIBOR forward curve would result in an increase (decrease) to earnings before income tax of approximately $7 million.
(40)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)
(ii) Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits, derivative assets and accounts receivable.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short-term investments are principally held with high credit quality financial institutions as determined by rating agencies. The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments.
Turkish Lira deposits held at a Turkish banking institution equivalent to $35,000 matured in February 2023, reducing the Company's exposure to credit risk.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2023, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance.
(iii)    Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at December 31, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126,211 ($139,463) and the Company's available balance on the revolving credit facility was $110,215. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.
Contractual maturities relating to debt and other obligations are included in Note 24. All other financial liabilities are due within one year.
23.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from common shares, contributed surplus, accumulated other comprehensive income (loss), deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and net debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The net debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.
(41)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
24. Commitments and contractual obligations
The Company’s commitments and contractual obligations at December 31, 2023 include:

	2024	2025	2026	2027	2028 and later	Total

Debt - senior notes(1)	$—	$—	$—	$—	$500,000	$500,000
Debt - Term Facility(1)	—	—	78,453	75,184	18,958	172,595
Purchase obligations	23,651	1,284	—	—	—	24,935
Leases	7,016	4,077	2,845	2,199	6,980	23,117
Mineral properties	8,003	8,063	8,087	3,356	479	27,988
Asset retirement obligations	4,019	1,917	958	—	205,815	212,709
	$42,689	$15,341	$90,343	$80,739	$732,232	$961,344
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes.
Purchase obligations relate primarily to operating costs at mines and capital projects at Kişladağ and Skouries. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land.
As at December 31, 2023, Hellas Gold had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 10,250 dry metric tonnes of zinc concentrate, 14,500 dry metric tonnes of lead/silver concentrate, and 349,000 dry metric tonnes of gold concentrate. As at December 31, 2023, Tüprag had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 96,000 dry metric tonnes of gold concentrate.
In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals Corp. (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57,500 in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.83 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015, to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 metres of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from April 1, 2022 is equal to $11.66 per ounce.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkiye on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.

(42)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
25. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2023, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2023.

26. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share-based payments, is shown in the table below. In 2023, the salaries and other short-term employee benefits paid or payable to key management are $8,586 (2022 – $9,008), which is included in total employee benefits of $37,483 (2022 – $34,973) recognized in general and administrative expenses, employee benefit plan expenses and share-based compensation expenses in the statements of operations.

	2023	2022

Salaries and other short-term employee benefits	$8,586	$9,008
Employee benefit plan	494	472
Share-based payments	5,886	7,450
Termination benefits	3,536	1,413
	$18,502	$18,343

(43)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
27. Derivative financial instruments

	December 31, 2023	December 31, 2022

Foreign currency collars	$1,338	$—
Euro forward contracts	1,513	—
Interest rate swaps	458	—
Foreign currency forward contracts	6,229	—
Total derivative assets	$9,538	$—

Classified as:	December 31, 2023	December 31, 2022

Current	$2,502	$—
Non-current	7,036	—
	$9,538	$—

	December 31, 2023	December 31, 2022

Euro forward contracts	$35	$—
Gold collars	3,026	—
Gold commodity swaps	2,966	—
Copper commodity swaps	1,032	—
Interest rate swaps	12,063	—
Total derivative liabilities	$19,122	$—

Classified as:	December 31, 2023	December 31, 2022

Current	$279	$—
Non-current	18,843	—
	$19,122	$—

(44)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
27. Derivative financial instruments (continued)
(a)Foreign Currency Collars
During 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at Olympias and Lamaque, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other income and expense.
As at December 31, 2023, the Company's outstanding foreign currency collars were as follows:

2024
Canadian dollar collars
Canadian dollar contracts	US$108,000
Weighted average put strike price (USD:CDN)	1.30
Weighted average call strike price (USD:CDN)	1.44

Euro collars
Euro contracts	€78,000
Weighted average put strike price (EUR:USD)	1.14
Weighted average call strike price (EUR:USD)	1.03

Canadian dollar collars totalling US$96,000 and Euro collars totalling €75,400 expired in the year ended December 31, 2023 without financial settlement.

	Year ended December 31,
	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	1,346	—
Settlements	(8)	—
Closing derivative asset (liability)	$1,338	$—

(45)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
27. Derivative financial instruments (continued)
(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5,000 will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate. From June 2024 to May 2025, €2,500 will be delivered to the Company every month at a forward rate of EUR/USD 1.0785.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income (expense). Changes in the fair value of foreign currency forward contracts outstanding during the year ended December 31, 2023 were as follows:

	Year ended December 31,
	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	1,478	—
Closing derivative asset (liability)	$1,478	$—

(c)Gold Collars
In May 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. These derivatives set a band within which the Company expects to be able to protect against gold price movements, either above or below specific strike prices. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other income (expense).
As at December 31, 2023, the Company's outstanding gold collars were as follows:

	2024	2025

Gold ounces	200,004	200,004
Weighted average put strike price per ounce	US$1,800	US$1,900
Weighted average call strike price per ounce	US$2,765	US$2,667

Changes in the fair value of gold collars outstanding during the year ended December 31, 2023 were as follows:

	Year ended December 31,
	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	(3,026)	—
Closing derivative asset (liability)	$(3,026)	$—
Gold collars totalling 116,669 ounces expired during the year ended December 31, 2023 without financial settlement.
(46)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
27. Derivative financial instruments (continued)
(d)Gold and Copper Commodity Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other income (expense).
Changes in the fair value of gold commodity swaps outstanding during the year ended December 31, 2023 were as follows:

	Year ended December 31,
Gold commodity swaps	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	(2,966)	—
Closing derivative asset (liability)	$(2,966)	$—

Changes in the fair value of copper commodity swaps outstanding during the year ended December 31, 2023 were as follows:

	Year ended December 31,
Copper commodity swaps	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	(1,032)	—
Closing derivative asset (liability)	$(1,032)	$—

(47)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
27. Derivative financial instruments (continued)
(e)Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other income and expense.
Changes in the fair value of interest rate swaps outstanding during the year ended December 31, 2023 were as follows:

	Year ended December 31,
	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	(11,182)	—
Settlements	(423)	—
Closing derivative asset (liability)	$(11,605)	$—

During the year ended December 31, 2023, interest rate swap settlements resulted in realized derivative cash gains of $423 for the Company.

(f)Foreign Currency Forward Contracts
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17,000 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11,350 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income (expense).
Changes in the fair value of foreign currency forward contracts outstanding during the year ended December 31, 2023 were as follows:

	Year ended December 31,
	2023	2022

Opening derivative asset (liability)	$—	$—
Change in fair value	6,229	—
Closing derivative asset (liability)	$6,229	$—
(48)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
28. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The following table provides the carrying value and fair value of financial instruments at December 31, 2023 and December 31, 2022:

	December 31, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(15)	Level 2		Level 1(15)	Level 2

Cash and cash equivalents (1)	$540,473	$—	$540,473	$279,735	$—	$279,735
Term deposits (1)	1,136	—	1,136	—	—	—
Restricted cash (1)	2,085	—	2,085	2,052	—	2,052
Other receivables and deposits (1)	21,670	—	21,670	14,999	—	14,999
Other assets (1)	170	—	170	170	—	170
Marketable securities (2)	100,794	—	100,794	54,706	—	54,706
Investments in debt securities (3)	8,004	—	8,004	7,043	—	7,043
Settlement receivables (4)	—	49,387	49,387	—	33,393	33,393
Redemption option derivative asset (5)	—	5,635	5,635	—	3,676	3,676
Turkish Lira deposits (6)	—	—	—	—	35,000	35,000
Accounts payable and accrued liabilities (1)	(202,933)	—	(202,933)	(162,799)	—	(162,799)
Senior notes, excluding derivative asset (7)	—	(498,326)	(471,600)	—	(498,090)	(437,400)
Term facility - commercial loans (8)	—	(100,890)	(100,890)	—	—	—
Term facility - RRF loans (8)	—	(39,209)	(39,209)	—	—	—
Term facility - revolving VAT facility (8)	—	(3,269)	(3,269)	—	—	—
Foreign currency collars - assets (9)	—	1,338	1,338	—	—	—
Euro forward contracts - assets (10)	—	1,513	1,513	—	—	—
Euro forward contracts - liabilities (10)	—	(35)	(35)	—	—	—
Gold collars - liabilities (11)	—	(3,026)	(3,026)	—	—	—
Gold commodity swaps - liabilities (12)	—	(2,966)	(2,966)	—	—	—
Copper commodity swaps - liabilities (12)	—	(1,032)	(1,032)	—	—	—
Interest rate swaps - assets (13)	—	458	458	—	—	—
Interest rate swaps - liabilities (13)	—	(12,063)	(12,063)	—	—	—
Foreign currency forward contracts - assets (14)	—	6,229	6,229	—	—	—
Net financial assets (liabilities)	$471,399	$(596,256)	$(98,131)	$195,906	$(426,021)	$(169,425)

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
28. Financial instruments by category (continued)

(1)These assets and liabilities are carried at amortized cost and approximate fair values due to their short-term maturities.
(2)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(3)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(4)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(5)The redemption option derivative asset associated with the senior secured notes is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 16) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(6)Turkish Lira deposits, included in term deposits, were protected from the weakening of the Turkish Lira against the U.S. dollar are measured at fair value through profit and loss using an observable foreign exchange rate. There were no changes in the fair value in the year ended December 31, 2022. The deposits matured in February 2023.
(7)Senior notes, excluding the redemption option derivative asset (Note 16), is carried at amortized cost. The fair value of the senior secured notes is based on observable prices in inactive markets.
(8)The term facility (Note 16) is carried at amortized cost. The fair value of the term facility approximates the carrying amount.
(9)Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 27(a)) with fair value based on observable forward foreign exchange rates.
(10)Euro forward contracts classified as fair value through profit and loss (Note 27(b)) with fair value based on observable forward foreign exchange rates.
(11)Gold zero-cost collars classified as fair value through profit and loss (Note 27(c)) with fair value based on observable forward metal prices.
(12)Gold and copper commodity swaps classified as fair value through profit and loss (Note 27(d)) with fair value based on observable forward metal prices.
(13)Interest rate swaps classified as fair value through profit and loss (Note 27(e)) with fair value based on observable forward interest rates.
(14)U.S. dollar to Euro forward contracts classified as fair value through profit and loss (Note 27(f)) with fair value based on observable forward foreign exchange rates.
(15)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

There were no amounts transferred between levels of the fair value hierarchy for the years ended December 31, 2023 and 2022. For all other financial instruments, carrying amounts approximate fair value.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
29. Revenue
For the year ended December 31, 2023, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$301,692	$344,614	$—	$646,306
Gold revenue - concentrate	165,087	—	112,290	277,377
Silver revenue - doré	3,115	1,701	—	4,816
Silver revenue - concentrate	4,428	—	32,608	37,036
Lead concentrate	—	—	25,456	25,456
Zinc concentrate	—	—	19,108	19,108
Revenue from contracts with customers	$474,322	$346,315	$189,462	$1,010,099
Gain on revaluation of derivatives in trade receivables - gold	1,027	—	436	1,463
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(3,061)	(3,061)
	$475,349	$346,315	$186,837	$1,008,501

For the year ended December 31, 2022, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$240,452	$311,547	$—	$551,999
Gold revenue - concentrate	151,614	—	91,145	242,759
Silver revenue - doré	2,804	1,415	—	4,219
Silver revenue - concentrate	3,257	—	20,200	23,457
Lead concentrate	—	—	18,659	18,659
Zinc concentrate	—	—	30,368	30,368
Revenue from contracts with customers	$398,127	$312,962	$160,372	$871,461
Gain (loss) on revaluation of derivatives in trade receivables - gold	475	—	(1,085)	(610)
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,133	1,133
	$398,602	$312,962	$160,420	$871,984

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
30. Production costs

	December 31, 2023	December 31, 2022

Labour	$99,680	$90,460
Fuel	17,306	24,430
Reagents	48,669	45,442
Electricity	23,201	31,729
Mining contractors	45,364	39,708
Operating and maintenance supplies and services	129,565	104,272
Support costs	40,949	53,669
Royalties and selling expenses	74,213	69,876
	$478,947	$459,586

31. Mine standby costs

	December 31, 2023	December 31, 2022

Stratoni (1)	$11,507	$24,245
Skouries (2)	—	7,782
Other mine standby costs	4,599	2,340
	$16,106	$34,367
(1) Operations were suspended at Stratoni at the end of 2021 and the mine and plant were placed on care and maintenance during 2022.
(2) A decision was made in December 2022 to re-start the construction of Skouries, conditional upon the initial drawdown of the Term Facility (Note 16 (a)); Skouries is no longer considered to be on care and maintenance as at December 31, 2023.

32. Earnings (loss) earnings per share
The weighted average number of common shares for the purposes of diluted earnings (loss) per share reconciles to the weighted average number of common shares used in the calculation of basic earnings (loss) per share as follows:

	December 31, 2023	December 31, 2022

Weighted average number of common shares used in the calculation of basic earnings (loss) per share	194,448,367	183,445,861
Dilutive impact of share options	503,751	—
Dilutive impact of restricted share units and restricted share units with performance criteria	369,969	—
Dilutive impact of performance share units	6,419	—
Weighted average number of common shares used in the calculation of diluted earnings (loss) per share	195,328,506	183,445,861

As at December 31, 2023, 1,873,502 options (2022 – 2,765,436) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
As the year ended December 31, 2022 was in a net loss position, 533,971 share options, 264,835 RSU's and RSU's with performance criteria, and 35,232 PSU's were anti-dilutive.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
33. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2023, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at December 31, 2023. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
33. Segment information (continued)

As at and for the year ended December 31, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$475,349	$346,315	$186,837	$—	$—	$1,008,501
Production costs	202,927	119,485	156,535	—	—	478,947
Depreciation and amortization	121,640	78,861	60,586	—	—	261,087
Earnings (loss) from mine operations	$150,782	$147,969	$(30,284)	$—	$—	$268,467

Other significant items of income and expense
Write-down of assets	$1,768	$—	$7,951	$—	$—	$9,719
Exploration and evaluation expenses	8,625	11,076	705	—	2,016	22,422
Mine standby costs	—	3,117	12,989	—	—	16,106
Income tax expense (recovery)	42,471	34,181	(15,387)	—	(3,690)	57,575
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(1,553)	—	(1,553)

Capital expenditure information
Additions to property, plant and equipment during the year (**)	$120,113	$96,918	$180,881	$—	$13,251	$411,163
Capitalized interest	—	—	17,087	—	—	17,087

Information about assets and liabilities
Property, plant and equipment	$831,756	$729,685	$2,179,782	$—	$14,336	$3,755,559
Goodwill	—	92,591	—	—	—	92,591
	$831,756	$822,276	$2,179,782	$—	$14,336	$3,848,150

Debt	$—	$—	$143,368	$—	$492,691	$636,059

* Discontinued Operations (Note 6).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Currency amounts in thousands, unless otherwise stated except share and per share amounts)
33. Segment information (continued)

As at and for the year ended December 31, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$398,602	$312,962	$160,420	$—	$—	$871,984
Production costs	193,214	116,723	149,649	—	—	459,586
Depreciation and amortization	116,076	71,974	52,135	—	—	240,185
Earnings (loss) from mine operations	$89,312	$124,265	$(41,364)	$—	$—	$172,213

Other significant items of income and expense
Write-down (reversal) of assets	$33,143	$—	$(1,325)	$—	$681	$32,499
Exploration and evaluation expenses	4,180	12,363	749	—	2,343	19,635
Mine standby costs	—	—	34,367	—	—	34,367
Income tax expense	30,366	31,441	13,924	—	(14,507)	61,224
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(304,648)	—	(304,648)

Capital expenditure information
Additions to property, plant and equipment during the year (**)	$128,797	$80,839	$82,989	$—	$13,185	$305,810

Information about assets and liabilities
Property, plant and equipment	$823,125	$711,178	$2,046,759	$—	$15,200	$3,596,262
Goodwill	—	92,591	—	—	—	92,591
	$823,125	$803,769	$2,046,759	$—	$15,200	$3,688,853

Debt	$—	$—	$—	$—	$494,414	$494,414

* Discontinued Operations (Note 6).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

The Turkiye segment derives its revenues from sales of gold and silver. The Greece segment derives its revenue from sales of gold, zinc and lead-silver concentrates. The Canadian segment derives its revenue from sales of gold and silver. For the year ended December 31, 2023, revenue from one customer of the Company’s Turkiye segment represents approximately $301,692 (2022 – $243,257) of the Company’s total revenue. For the Company's Canadian segment, one customer accounted for revenue of $338,189 (2022 – $311,056) of the Company’s total revenue. Additionally, $82,558 of revenue (2022 – $90,650) from the Company's Turkiye and Greece segments was derived from a third customer.
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